UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZIX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2350

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Zephyr Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,782,865 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,782,865 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,782,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents 64,914 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of Zix Corporation (the “Issuer”) convertible into shares of common stock, par value $0.01 per share (“Common Stock”), based on the current accreted value of such shares, subject to a share issuance limitation preventing the Issuer from issuing shares totaling more than 19.9% of the Issuer’s outstanding shares of Common Stock as of January 14, 2019 (10,783,050 shares), subject to approval of the Issuer’s stockholders permitting issuances in excess of such limitation. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,782,865 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,782,865 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,782,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents 64,914 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares, subject to a share issuance limitation preventing the Issuer from issuing shares totaling more than 19.9% of the Issuer’s outstanding shares of Common Stock as of January 14, 2019 (10,783,050 shares), subject to approval of the Issuer’s stockholders permitting issuances in excess of such limitation. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,782,865 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,782,865 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,782,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents 64,914 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares, subject to a share issuance limitation preventing the Issuer from issuing shares totaling more than 19.9% of the Issuer’s outstanding shares of Common Stock as of January 14, 2019 (10,783,050 shares), subject to approval of the Issuer’s stockholders permitting issuances in excess of such limitation. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,782,865 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,782,865 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,782,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents 64,914 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares, subject to a share issuance limitation preventing the Issuer from issuing shares totaling more than 19.9% of the Issuer’s outstanding shares of Common Stock as of January 14, 2019 (10,783,050 shares), subject to approval of the Issuer’s stockholders permitting issuances in excess of such limitation. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,782,865 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,782,865 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,782,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents 64,914 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares, subject to a share issuance limitation preventing the Issuer from issuing shares totaling more than 19.9% of the Issuer’s outstanding shares of Common Stock as of January 14, 2019 (10,783,050 shares), subject to approval of the Issuer’s stockholders permitting issuances in excess of such limitation. See Item 5.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Zix Corporation, a Texas corporation (“Zix” or the “Issuer”). The principal executive offices of the Issuer are located at 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. Zephyr Holdco, LLC, a Delaware limited liability company (“Zephyr Holdco”),

2. True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Zephyr Holdco, “True Wind”),

3. True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

4. James H. Greene, Jr., a United States citizen, and

5. Adam H. Clammer, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The manager of Zephyr Holdco is True Wind Capital. The general partner of True Wind Capital is True Wind Capital GP. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP.

The principal business of Zephyr Holdco is to invest in securities of the Issuer. The principal business of True Wind Capital is to serve as the manager of Zephyr Holdco and to manage investments through other partnerships and limited liability companies. The principal business of True Wind Capital GP is to serve as the general partner of True Wind Capital and to manage investments through other partnerships and limited liability companies. Each of Mr. Greene and Clammer are the managing members of True Wind Capital GP.

The principal office of each of the Reporting Persons is located at c/o True Wind Capital, Four Embarcadero Center, Suite 2350, San Francisco, CA 94111.

(d) and (e) None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On January 14, 2019, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with True Wind Capital. Pursuant to the Investment Agreement, on February 20, 2019, (i) Zephyr Holdco purchased from the Issuer 64,914 the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 35,086 shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) for an aggregate purchase price of $100 million.

The source of funds required for the purchase were from general funds available to True Wind, including capital contributions from equityholders of Zephyr Holdco or its affiliates and for cash management purposes in advance of an anticipated capital call, short-term borrowings by True Wind Capital under its existing revolving credit facility, which it expects to repay in the near term upon the funding of capital contributions of its investors and/or new agreements for long-term financing of all or a portion of the purchase price.

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Preferred Stock for investment purposes. Pursuant to the Investment Agreement, True Wind has the right to nominate two directors to the board of directors of the Issuer. Mr. James H. Greene, Jr., Founding Partner of True Wind, and Brandon Van Buren, Principal at True Wind, were appointed to serve as members of the board of directors of the Issuer in connection with the closing of the purchase of the Preferred Stock.

Although the Reporting Persons do not currently have any specific plan or proposal to convert the Preferred Stock or sell the Preferred Stock or the Common Stock issuable upon conversion of the Series A Preferred Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, including the standstill and transfer restrictions described therein, at any time and from time to time may acquire additional shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the shares of Preferred Stock or the shares of Common Stock issuable upon conversion of the Series A Preferred Stock (including, without limitation, distributing some or all of such shares of Preferred Stock or Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Preferred Stock or Common Stock to affiliated transferees, or the entry into a transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Preferred Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investment Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell shares of Preferred Stock and/or Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Zephyr Holdco holds (i) 64,914 shares of Series A Preferred Stock and (ii) 35,086 shares of Series B Preferred Stock as of the date hereof.

Series A Preferred Stock initially has a Stated Value of $1,000 per share, which will accrete at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. The initial Conversion Rate is equal to 166.11 shares. Prior to obtaining Stockholder Approval (as defined below), the Issuer will be required to pay an amount in cash upon conversion in lieu of delivering shares in excess of a share cap of 10,783,050 (the “Share Maximum”). The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations.

Series B Preferred Stock initially has a Stated Value of $1,000 per share, subject to increase in the event cash dividends due on such Series B Preferred Stock are not paid in respect of any dividend payment period. Dividends are payable, in cash, at a fixed rate of 10.0% per annum on the Stated Value per share, which rate will automatically increase by 1.0% every six months that the Series B Preferred Stock remains outstanding (subject to a cap of 12.0%). Following Stockholder Approval, each share of Series B Preferred Stock will automatically be converted into the number of shares of Series A Preferred Stock equal to the liquidation preference (equal to the Stated Value plus accrued but unpaid dividends) of such share of Series B Preferred Stock divided by the Accreted Value of a share of Series A Preferred Stock on the date of conversion plus cash in lieu of fractional shares.

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Preferred Stock. As a result of its beneficial ownership of Series A Preferred Stock and Series B Preferred Stock, as described above, the Reporting Persons may be deemed to beneficially own an aggregate of 10,782,865 shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Stock , subject to the Share Maximum, representing in the aggregate approximately 19.9% of the issued and outstanding shares of Common Stock of the Issuer. Pursuant to the terms of the Series A Certificate of Designations, the Stated Value per share of Series A Preferred Stock accretes at a fixed rate of 8.0% per annum, compounded quarterly, and as a result, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time, subject to the Share Maximum, if applicable.

The percentages of beneficial ownership in this Schedule 13D are based on (i) the conversion by the Reporting Persons of 64,914 of Series A Preferred Stock into 10,782,865 shares of Common Stock, subject to the Share Maximum, as of the date hereof and (ii) 54,186,180 shares of Common Stock outstanding as of January 14, 2019, as provided by the Issuer.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Series A Certificate of Designation

On February 20, 2019 (the “Closing Date”), the Issuer established the rights and preferences of the shares of the Series A Preferred Stock pursuant to a Certificate of Designations (the “Series A Certificate of Designations”), which is in addition to any rights and preferences of Zix’s preferred stock provided for in Zix’s Restated Articles of Incorporation (the “Articles of Incorporation”). The Series A Preferred Stock ranks senior to Zix’s Common Stock, and on a parity basis with the Series B Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

Accretion; Dividends; No Stated Maturity

The Series A Preferred Stock initially has a Stated Value (as defined in the Series A Certificate of Designations) of $1,000 per share. From the Closing Date, the Stated Value per share of Series A Preferred Stock accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Rate of Accretion”). The Series A Preferred Stock is also entitled to receive any dividends paid in respect of the Common Stock on an as-converted basis.

The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into Common Stock or repurchased or redeemed by Zix.

Voting Rights

The holders of the Series A Preferred Stock (the “Series A Holders”) are entitled to vote, together with the holders of Common Stock, on an as-converted basis (subject to the Share Maximum until the Stockholder Approval is obtained) on all matters submitted to a vote of the holders of Common Stock, and as a separate class on all matters relating to the Series A Preferred Stock.

Liquidation Rights

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the Stated Value per share as it has accreted as of such date (the “Accreted Value”) and (ii) the amount such holder would have received if the Series A Preferred Stock had converted into Common Stock immediately prior to such liquidation.

Optional Redemption

At any time after the fourth anniversary of the Closing Date, Zix may redeem the Series A Preferred Stock for an amount per share of Series A Preferred Stock equal to the Accreted Value per share of the Series A Preferred Stock to be redeemed as of the applicable redemption date multiplied by 1.50.

Holder Conversion Right

At any time, each Series A Holder may, subject to the Share Maximum until Stockholder Approval is obtained, elect to convert each share of such Series A Holder’s then-outstanding Series A Preferred Stock into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. Prior to obtaining Stockholder Approval, Zix will be required to pay an amount in cash upon conversion in lieu of delivering shares that are otherwise restricted from being delivered upon conversion prior to obtaining Stockholder Approval. The initial Conversion Rate is equal to 166.11 shares, and is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations.

Change of Control

Upon a change of control (as defined in the Series A Certificate of Designations), Zix is required to redeem the Series A Preferred Stock at a price per share of Series A Preferred Stock in cash equal to the greater of (i) the Series A Change of Control Redemption Price (as defined below) of such share of Series A Preferred Stock and (ii) (A) the amount of cash such Series A Holder would have received plus (B) the fair market value of any other assets in each case had such Series A Holder, immediately prior to such change of control, converted such shares of Series A Preferred Stock into shares of Common Stock. The “Series A Change of Control Redemption Price” per share of Series A Preferred Stock is the product of the Accreted Value of such share as of the date of determination multiplied by (1) 1.30 (if the change of control occurs before the first anniversary of the Closing Date), (2) 1.35 (if the change of control occurs on or after the first anniversary of the Closing Date but before the second anniversary of the Closing Date), (3) 1.40 (if the change of control occurs on or after the second anniversary of the Closing Date but before the third anniversary of the Closing Date), (4) 1.45 (if the change of control occurs on or after the third anniversary of the Closing Date but before the fourth anniversary of the Closing Date) and (5) 1.50 (if the change of control occurs on or after the fourth anniversary of the Closing Date).

Consent Rights

So long as any shares of Series A Preferred Stock are outstanding, the consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock is necessary for Zix to effect (1) any amendment, alteration or repeal to the Articles of Incorporation or the Series A Certificate of Designations in a manner that would adversely affect the rights, preferences, privileges or power of the Series A Preferred Stock, (2) any amendment or alteration to the Articles of Incorporation or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue any parity stock or senior stock as to dividend or liquidation rights, (3) the issuance of shares of Series A Preferred Stock other than in connection with the conversion of Series B Preferred Stock that was issued on the Closing Date, (4) any action that would cause Zix to cease to be treated as a domestic corporation for U.S. federal income tax purposes, or (5) the incurrence of indebtedness that would cause Zix to exceed a specified leverage ratio.

Series B Certificate of Designation

On the Closing Date, the Issuer established the rights and preferences of the shares of the Series B Preferred Stock pursuant to a Certificate of Designations (the “Series B Certificate of Designations”), which is in addition to any rights and preferences of Zix’s preferred stock provided for in the Articles of Incorporation. The Series B Preferred Stock rank senior to the Common Stock and on a parity basis with the Series A Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

Dividends; No Stated Maturity

The Series B Preferred Stock initially has a Stated Value (as defined in the Series B Certificate of Designations) of $1,000 per share. The holders of Series B Preferred Stock (“Series B Holders”) are entitled to receive dividends accruing daily on a cumulative basis payable quarterly in arrears in cash at a fixed rate of 10.0% per annum on the Stated Value per share (the “Dividend Rate”), which rate will automatically increase by 1.0% every six months that the Series B Preferred Stock remains outstanding (subject to a cap of 12.0%). The cash dividends are payable only when, as and if declared by the Board out of funds legally available therefor. If a cash dividend is not paid in respect of any dividend payment period, then the liquidation preference of each outstanding share of Series B Preferred Stock will automatically increase at the Dividend Rate. Such liquidation preference of each outstanding share of Series B Preferred Stock is in full satisfaction of the dividend that would have otherwise accrued for such dividend payment period.

The Series B Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into Series A Preferred Stock upon Stockholder Approval, repurchased or redeemed by Zix.

Voting Rights

The Series B Holders are entitled to vote as a separate class on certain matters relating to the Series B Preferred Stock. Otherwise, the Series B Holders do not have any voting rights, except as otherwise provided by the Texas Business Organizations Code.

Liquidation Rights

The Series B Preferred Stock has a liquidation preference equal to the sum of (i) the Stated Value and (ii) without duplication, any accrued but unpaid preferred dividends.

Automatic Conversion

Following the Stockholder Approval (as defined below), each share of Series B Preferred Stock will automatically be converted into the number of shares of Series A Preferred Stock equal to the liquidation preference of such share of Series B Preferred Stock divided by the accreted value of a share of Series A Preferred Stock on the date of conversion plus cash in lieu of fractional shares. If the Stockholder Approval is not obtained, the Series B Preferred Stock will not be convertible into shares of Series A Preferred Stock or Common Stock.

Optional Redemption by Zix

At any time after the fourth anniversary of the Closing Date, Zix may redeem any then-outstanding shares of Series B Preferred Stock for an amount per share of Series B Preferred Stock equal to the liquidation preference per share of the Series B Preferred Stock to be redeemed as of the applicable redemption date multiplied by 1.50.

Holder Redemption Right

At any time after the seventh anniversary of the Closing Date, upon 90 days’ prior notice, each Series B Holder may elect to require Zix to redeem the Series B Preferred Stock for an amount per share of Series B Preferred Stock equal to the liquidation preference per share of the Series B Preferred Stock to be redeemed as of the applicable redemption date multiplied by 1.50.

Change of Control

Upon a change of control (as defined in the Series B Certificate of Designations), Zix is required to redeem the Series B Preferred Stock at a price per share of Series B Preferred Stock in cash equal to the greater of (i) the Series B Change of Control Redemption Price (as defined below) of such share of Series B Preferred Stock and (ii) (A) the amount of cash such Series B Holder would have received plus (B) the fair market value of any other assets in each case had such Series B Holder, immediately prior to such change of control, converted such shares of Series B Preferred Stock into shares of Series A Stock. The “Series B Change of Control Redemption Price” per share of Series B Preferred Stock is the product of the liquidation preference of such share as of the date of determination multiplied by (1) 1.30 (if the change of control occurs before the first anniversary of the Closing Date), (2) 1.35 (if the change of control occurs on or after the first anniversary of the Closing Date but before the second anniversary of the Closing Date), (3) 1.40 (if the change of control occurs on or after the second anniversary of the Closing Date but before the third anniversary of the Closing Date), (4) 1.45 (if the change of control occurs on or after the third anniversary of the Closing Date but before the fourth anniversary of the Closing Date) and (5) 1.50 (if the change of control occurs on or after the fourth anniversary of the Closing Date).

Consent Rights

So long as any shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of the then-outstanding shares of Series B Preferred Stock is necessary for Zix to effect (1) any amendment, alteration or repeal to the Articles of Incorporation or the Series B Certificate of Designations in a manner that would adversely affect the rights, preferences, privileges or power of the Series B Preferred Stock, (2) any amendment or alteration to the Articles of Incorporation or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue any parity stock or senior stock as to dividend or liquidation rights, (3) the issuance of shares of Series B Preferred Stock, (4) any action that would cause Zix to cease to be treated as a domestic corporation for U.S. federal income tax purposes, or (5) the incurrence of indebtedness that would cause Zix to exceed a specified leverage ratio.

Investment Agreement

On January 14, 2019, the Issuer entered into the Investment Agreement with True Wind Capital pursuant to which Zephyr Holdco purchased the Preferred Stock on February 20, 2019.

Consent Rights

For so long as any Preferred Stock is outstanding, the consent of True Wind will be necessary for Zix to effect any issuance by Zix of debt securities convertible into any capital stock, subject to certain exceptions. So long as True Wind beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, (i) the consent of True Wind will be necessary for Zix to effect any acquisition, directly or indirectly, of any entity, entities or assets in one or a series of related transactions for consideration in excess of $10 million where such acquired entity is outside Zix’s principal line of business, (ii) the Company and its subsidiaries shall not adopt a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan and shall take such actions as may be necessary to render inapplicable any anti-takeover provision in the Texas Business Organizations Code and/or the Company’s articles of incorporations and bylaws, in each case, that is or could become applicable to True Wind as a result of the transactions described herein. So long as True Wind beneficially owns any shares of Preferred Stock, the consent of True Wind will be necessary for Zix to (a) enter into any material transaction with a related party (as defined in Item 404 of Regulation S-K promulgated under the Exchange Act) that does not comply with the Company’s related party transaction policy or (b) repurchase or redeem any outstanding Common Stock from a “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) in a privately negotiated transaction at a price that is more than the Current Market Price (as defined in the Series A Certificate of Designations and Series B Certificate of Designations) as of the date of repurchase or redemption.

Board Designations

Pursuant to the Investment Agreement, at the Closing Date, Zix (i) increased the number of directors comprising Zix’s Board of Directors from six to eight and (ii) appointed two designees of True Wind, James H. Greene, Jr. and Brandon Van Buren, to the Board. At such time as True Wind no longer beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 10% of the then-outstanding Common Stock, but continues to beneficially own shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, then True Wind will have the right to appoint one director to the Board. At such time as True Wind no longer beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, then True Wind will no longer have a right to appoint a director to the Board. So long as True Wind beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, without True Wind’s consent, the Company shall not (a) increase the size of the Board to more than a total of 8 director seats or (b) decrease the size of the Board if such decrease would require the resignation of either or both of True Wind’s designees.

Standstill

Until the earlier of (i) a Change of Control (as defined in the Certificates of Designations) and (ii) the later of (A) the first day on which no True Wind designee serves on the Board and True Wind has no rights to appoint a director and (B) the two-year anniversary of the Closing Date (the later of such dates, the “Standstill Expiration Date”), without the prior written approval of the Board, True Wind will not, among other things,: (a) acquire additional securities of the Company (other than as contemplated by the transactions described herein); provided that True Wind and its affiliates may acquire up to, (X) for each of 2019, 2020 and 2021, 2.5% in the aggregate in any such calendar year of the then outstanding Common Stock (with any unused amounts in any calendar year being carried over to succeeding calendar years) and (Y) for 2022 and thereafter, any unused amount referred to in the preceding clause (X); (b) make or participate in any “solicitation” of “proxies” (as defined in the rules of the SEC), to vote any voting securities of the Company, or call or seek to call a meeting of the Company’s stockholders or initiate any stockholder proposal for action by the Company’s stockholders or seek the removal of any director from the Board, in each case inconsistent with the recommendations of the Board; (c) offer, seek, propose or indicate an interest in, any merger, consolidation or business combination, of the Company or any subsidiary of the Company; and (d) otherwise act to seek to control or influence the management, board of directors or policies of the Company or any of its subsidiaries.

Transfer Restrictions

Subject to certain exceptions, until the earlier of (x) the 12-month anniversary of the Closing Date and (y) a Change of Control (as defined in the Series A Certificate of Designations and the Series B Certificate of Designations) or entry into a definitive agreement that would result in a Change of Control, True Wind may not transfer any Preferred Stock or any Common Stock issued upon conversion of the Series A Preferred Stock, other than to certain permitted transferees; and until the earlier of (x) the 2-year anniversary of the Closing Date and (y) a Change of Control or entry into a definitive agreement that would result in a Change of Control, True Wind will not make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction of, any shares of Preferred Stock or Common Stock.

Voting Agreement

Subject to certain exceptions, so long as True Wind beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, True Wind must take such action as may be required so that all of the shares of Series A Preferred Stock or Common Stock beneficially owned by True Wind and entitled to vote at such meeting of stockholders are voted (i) in favor of each director nominated and recommended by the Board for election at any such meeting, (ii) against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, (iii) in favor of the Company’s “say-on-pay” proposal and any proposal by the Company relating to equity compensation that has been approved by the compensation committee of the Board and (iv) in favor of the Company’s proposal for ratification of the appointment of the Company’s independent registered public accounting firm; provided, that True Wind is under no obligation to vote in the same manner as recommended by the Board or in any other manner, other than in True Wind’s sole discretion, with respect to any other matter;; True Wind shall be present, in person or by proxy, at all meetings of the stockholders of the Company so that all shares of Series A Preferred Stock or Common Stock beneficially owned by the True Wind may be counted for the purposes of determining the presence of a quorum and voted in accordance with this paragraph at such meetings.

Participation Rights

Subject to certain exceptions, until the later of (A) the date True Wind no longer beneficially owns shares of Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, and (B) the four-year anniversary of the Closing Date, if the Company or a subsidiary of the Company proposes to issue equity securities of any kind, then True Wind will have a right to participate in such transaction based on its pro rata ownership of the Common Stock then outstanding (on an as-converted basis), pursuant to the terms of the Investment Agreement.

Stockholder Approval

The Investment Agreement requires Zix to include in its proxy statement prepared and filed with the Securities Exchange Commission for its 2019 annual meeting of stockholders a proposal for shareholders to approve the issuance of shares of Common Stock to True Wind in connection with any future conversion of the Preferred Stock into Common Stock, including after giving effect to the conversion of shares of Series B Preferred Stock into shares of Series A Preferred Stock in accordance with the terms of such Preferred Stock, and in connection with any issuance of Common Stock pursuant to, or upon conversion, exercise or exchange of, any securities issued pursuant to True Wind’s participation under the Investment Agreement that would, absent such approval, violate Nasdaq Listing Rule 5635 (the “Stockholder Approval”). No shares of the Series A Preferred Stock issued under the Investment Agreement may be voted for such approval.

Registration Rights Agreement

On the Closing Date, Zix entered into a Registration Rights Agreement with Zephyr Holdco. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file within 120 days after the Closing Date a registration statement with the Securities and Exchange Commission (the “SEC”) covering the sale or distribution by True Wind of True Wind’s Preferred Stock and Common Stock. True Wind may request that the Company launch up to four underwritten offerings within a year, subject to certain limitations, including that the anticipated gross proceeds of each such underwritten offering must be equal to or greater than $10,000,000. In the event that the Company proposes to file a registration statement with the SEC, under certain circumstances, True Wind will be entitled to certain “piggyback” registration rights allowing True Wind to include its shares in such registration, subject to certain marketing and other limitations. The Company will pay the expenses of one counsel for True Wind and one counsel for all other stockholders party to the Registration Rights Agreement. True Wind’s rights pursuant to the Registration Rights Agreement will terminate upon the date on which True Wind no longer holds any registrable securities covered thereby.

The foregoing descriptions of the Series A Certificate of Designations, Series B Certificate of Designations Investment Agreement and Registration Rights Agreement are each qualified in their entirety by reference to the Series A Certificate of Designations, Series B Certificate of Designations, Investment Agreement and Registration Rights Agreement which are filed as Exhibits B, C, D, and E, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Series A Certificate of Designations of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on February 22, 2019)

C.	Series B Certificate of Designations of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on February 22, 2019)

D.	Investment Agreement, dated as of January 14, 2019, between the Issuer and True Wind Capital, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 17, 2019)

E.	Registration Rights Agreement, dated as of February 20, 2019, between the Issuer and Zephyr Holdco, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on February 22, 2019)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

ZEPHYR HOLDCO, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.